UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form N-8F

Application for Deregistration of Certain Registered Investment Companies

I.      General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

         [ ] Merger

         [X] Liquidation

         [ ] Abandonment of Registration (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

         [ ]    Election  of status as a  Business  Development  Company  (Note:
                Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.      Name of fund: Program for the Accumulation of Shares of Technology Fund

3.      Securities and Exchange Commission File No.: 811-1146

4.      Is this an initial Form N-8F or an amendment to a previously  filed Form
        N-8F?

         [X]  Initial Application       [ ] Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

         c/o Deutsche Investment Management Americas Inc.
         222 South Riverside Plaza
         Chicago, Illinois 60606

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

         Joseph R. Fleming
         Dechert
         Ten Post Office Square - South
         Boston, Massachusetts 02109-4603
         (617) 728-7100

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

         Scudder Investments Service Company
         Attn: Kimberly Lenz
         811 Main Street
         Kansas City, Missouri 64105
         (816) 292-6225

8.      Classification of fund (check only one):

         [ ]      Management company;

         [X]      Unit investment trust; or

         [ ]      Face-amount certificate company.

9.      Subclassification  if the fund is a management company (check only one):
        N/A

         [ ]      Open-end          [ ]     Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

         Missouri

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated: N/A

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated: N/A

13.     If the fund is a unit investment trust ("UIT") provide:

        (a)     Depositor's name(s) and address(es):

                        Deutsche Investment Management Americas Inc.
                        345 Park Avenue
                        New York, New York 10154-0010

        (b)     Trustee's name(s) and address(es):

                        UMB Bank, N.A.
                        928 Grand Blvd.
                        Kansas City, Missouri 64106

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

          [ ]    Yes             [X]      No

         If Yes, for each UIT state:

                  Name(s):

                  File No.:  811-
                                 --------------------

                  Business Address:

15. (a) Did the fund obtain approval from the board of directors  concerning the
        decision  to  engage  in  a  Merger,   Liquidation   or  Abandonment  of
        Registration? N/A

                  [ ]      Yes      [ ]     No

                  If Yes, state the date on which the board vote took place:

                  If No, explain:

    (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [ ]      Yes      [X]     No

        If Yes,  state  the date on which  the  shareholder  vote took place:

        If No, explain: The Sponsor terminated the Fund by written notice as described in the Fund's prospectus.

II.     Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

         [X]      Yes      [ ]      No

        (a)     If  Yes,   list  the  date(s)  on  which  the  fund  made  those
                distributions: June 8, 2001

        (b)     Were the distributions made on the basis of net assets?

                  [X]      Yes      [ ]     No

        (c)     Were the distributions made pro rata based on share ownership?

                  [X]      Yes      [ ]     No

        (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

        (e) Liquidations only: Were any distributions to shareholders made in kind?

                  [X]      Yes      [ ]     No

         If Yes, indicate the percentage of fund shares owned by affiliates, or
         any other affiliation of shareholders:   32.77%

17.      Closed-end funds only:
         Has the fund issued senior securities?   N/A

         [ ]     Yes       [ ]      No

         If  Yes,  describe  the  method  of  calculating   payments  to  senior
         securityholders and distributions to other shareholders:

18.     Has the fund distributed all of its assets to the fund's shareholders?

         [X]      Yes      [ ]      No

         If No,

        (a) How many shareholders does the fund have as of the date this form is filed?

        (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

         [ ]  Yes      [X]      No

         If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.    Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

          [ ]  Yes      [X]      No

         If Yes,

        (a) Describe the type and amount for each asset retained by the fund as of the date this form is filed:

        (b)     Why has the fund retained the remaining assets?

        (c)     Will the remaining assets be invested in securities?

                [ ] Yes      [ ]     No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

          [ ] Yes      [X]      No

         If Yes,

        (a)     Describe the type and amount of each debt or other liabilities:

        (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.     Information About Events(s) Leading to Request for Deregistration

22.     (a) List  the  expenses  incurred  in  connection  with  the  Merger  or
        Liquidation:

                (i)     Legal expenses: $0

                (ii)    Accounting expenses: $0

                (iii) Other expenses (list and identify separately): Mailing and related expenses - $150

                (iv)    Total expenses (sum of lines (i)-(iii) above): $150

        (b)     How were those expenses allocated?

                See answer to (c) below.

        (c)     Who paid those expenses?

                Deutsche Investment Management Americas Inc.

        (d)     How did the fund pay for unamortized expenses (if any)? N/A

23. Has the fund previously filed an application for an order of the commission regarding the Merger or Liquidation?

          [ ]  Yes      [X]      No

          If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.      Conclusion of Fund Business

24.     Is the fund a party to any litigation or administrative proceeding?

         [ ]      Yes      [X]      No

         If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

          [ ]   Yes      [X]      No

         If Yes, describe the nature and extent of those activities:

VI.     Mergers Only

26.     (a)     State the name of the fund surviving the Merger:

        (b) State the Investment Company Act file number of the fund surviving the Merger:

                811-_____

        (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

        (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.


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                                  VERIFICATION

         The undersigned states that (i) she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Program for the Accumulation of Shares of Technology Fund,
(ii) she is a Managing Director of Deutsche Investment Management Americas Inc., Sponsor of the Fund, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information and belief.

Date:    April 22, 2002

                  Program for the Accumulation of Shares of Technology Fund

                  By:      Deutsche Investment Management Americas Inc., Sponsor



                                                           /s/ Caroline Pearson
                                                      By:      Caroline Pearson
                                                      Its:     Managing Director